SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F      ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

TABLE OF CONTENTS

1.             Announcement of Portugal Telecom, SGPS, S.A. regarding a Qualified Holding, dated November 6, 2007.*

2.             Press release of Portugal Telecom, SGPS, S.A., dated November 6, 2007, entitled “Reference price of the PT Multimédia shares in the Spin-Off.” *

* Expressly incorporated by reference into Portugal Telecom, SGPS, S.A.’s Information Statement furnished to the Securities and Exchange Commission on Form 6-K on October 16, 2007 (SEC File No. 001-13758).

Exhibit 1

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 33,865,695

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, and following a communication received from Morgan Stanley, Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that, as a result of an increase in the number of PT ordinary shares borrowed by Morgan Stanley & Co International plc, through a transaction concluded on 30 October 2007, Morgan Stanley now holds 55,218,185 ordinary shares representing 4.89% of the share capital and 5.38% of the voting rights in PT.

Such qualified holding is held by Morgan Stanley through the following entities: Morgan Stanley & Co. Incorporated, Morgan Stanley Capital Services Inc., Morgan Stanley Capital (Luxembourg) S.A., Morgan Stanley, S.V., S.A. and Morgan Stanley & Co International plc.

Lisbon, 6 November 2007

Exhibit 2

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 33,865,695 Euros

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Reference price of the PT Multimédia

shares in the Spin-off

Lisbon, 6 November 2007 – Pursuant to the announcement of the final terms of the PT Multimédia spin-off on 12 October and updated on 30 October, Portugal Telecom (“PT”) informs that, based on the information provided by Euronext Lisbon, today’s weighted average market price of PT Multimédia on the Eurolist by Euronext Lisbon was Euro 9.18 per share.

This is the reference price to determine the cash amounts in connection with the withholding tax and the compensation for fractional shares resulting from the application of the spin-off ratio. These cash amounts will be transferred by PT to the financial intermediaries tomorrow.

We have issued an information statement to holders of American Depositary Shares (“ADSs”) representing ordinary shares of Portugal Telecom and to U.S. resident holders of Portugal Telecom’s ordinary shares describing the spin-off. The information statement includes, among other things, information regarding: (i) the spin-off; (ii) risks relating to the spin-off; (iii) the business, financial condition and results of operations of PT Multimédia; (iv) certain tax considerations for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares; (v) certain relationships between Portugal Telecom and PT Multimédia; (vi) the management of PT Multimédia; and (vii) a description of the ordinary shares of PT Multimédia. We urge you to review the information statement carefully.

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor is it intended to substitute the information statement and other sources of information about Portugal Telecom, PT Multimédia and the spin-off.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.